Exhibit 99

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends:

	Year Ended December 31,
	2003	2002	2001	2000	1999	1998
Earnings:
Net (loss)/income	$(1,980,420)	$(157,274)	$1,488,493	$2,676,724	$968,748	$(317,406)
Add: interest expense	7,867,534	4,144,231	3,181,697	2,167,869	1,696,222	1,357,565
Earnings as adjusted	$5,887,114	$3,986,957	$4,670,190	$4,844,593	$2,664,970	$1,040,159

Combined Fixed Charges and Preferred Share Dividends:
Interest expense	$7,867,534	$4,144,231	$3,181,697	$2,167,869	$1,696,222	$1,357,565
Preferred share dividends	—	—	—	—	—	—
Total	$7,867,534	$4,144,231	$3,181,697	$2,167,869	$1,696,222	$1,357,565

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	0.75	0.96	1.47	2.23	1.57	0.77